UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ No. 90.400.888/0001-42

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), in reaction to Request nº 225/2015/CVM/SEP/GEA-1 received on 6 July 2015 (Annex I), which sought clarification about the news report published on 4 July 2015 in the newspaper O GLOBO, under the title “Three banks in the run for (páreo) for HSBC”, and which indicated that Santander Brazil would make a proposal for the acquisition of HSBC Brazil, clarifies, extending on the release published on 21 May 2015, that Santander Brazil continues to analyze investment opportunities aligned with its business strategy, such as the one referred in the news report, without having reached, so far, any binding undertaking in that respect.

Any significant events will be disclosed promptly to the shareholders and the market generally.

São Paulo, July 7, 2015

Angel Santodomingo

Investor Relations Officer

JUR_SP - 21279038v2 1453025.288041

Annex I

Official Letter 225/2015/CVM/SEP/GEA-1

                                                                                                 Rio de Janeiro, July 6, 2015

To Mr.

Angel Santodomingo Martell

Investor Relations Officer of

BANCO SANTANDER (BRASIL) S.A.

Avenida Presidente Juscelino Kubitschek, 2041/2235-Bl A 27ª - Vila Olímpia

São Paulo – SP

CEP: 04543-011

Fax: (11) 3553-7797 /Telefone: (11) 3553-3300

E-mail: ri@santander.com.br

c/c: gre@bvmf.com.br

ASSUNTO:    Request for clarifications about news

Mr. Officer,

1.                                          We refer to the news published on July 4, 2015 on O GLOBO, under the headline “Three banks in the run for (páreo) for HSBC”, which content follows below:

“The three banks interested in acquiring the operation of HSBC Brazil will deliver on Monday the proposals to Goldman Sachs, who is coordinating the sale of the institution. Itaú Unibanco, Bradesco and Santander are in the run (páreo). At this stage, the three banks will make a "binding proposal", defining values and firm conditions for the acquisition.

Last month, the British headquarters of HSBC announced the decision to close retail operations in Brazil and Turkey. The expectation is that HSBC maintains operations in the country only to meet large enterprises.

Since June 9, the competitors already had access to numbers and more detailed data of HSBC business. Before, the three banks had made financial deals without making the call due diligence, qualifying to advance the process.

Bradesco would have offered the highest value, according to a source close to the process, with a bid of around US$ 3.4 billion (R$ 10.5 billion). Analysts evaluated the Brazilian operations of HSBC from US$ 3.2 billion (R$ 9.9 billion) and US$ 4.6 billion (R$ 14.26 billion).

The buyer HSBC Brazil will acquire a network of 840 branches, with 21,000 employees, of which more than 6,000 work in the administrative seat center in Curitiba. Concern for the fate of these workers led parliamentary Paraná and political leaders to a festival of meetings this week in search of guarantees for the preservation of jobs.”

JUR_SP - 21279038v2 1453025.288041

2.                                          In this regard, we request you to confirm the veracity of the statements made in the article and, if confirmed, clarify why the Company believed it was not a Material Fact under the terms of CVM Instruction No. 358/2002.

3.                                          Said response must be submitted through the Sistema Empresa.NET, in the category Notice to the Market, type: Clarifications to CVM/BOVESPA Queries, matter: News Disclosed in the Press, which shall contain a transcription of this official letter.

4.                                          We stress that, pursuant to article 3 of CVM Instruction 358/2002, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the over-the-counter market where the securities issued by the company are traded, of any material fact or event that occurred or is related to the business of the company, and for ensuring its broad and immediate dissemination simultaneously in all the markets where said securities have been admitted for trading.

5.                                          We further remind of the requirements under the sole paragraph of article 4 of CVM Instruction 358/02 to inquire managers and controlling shareholders of the Company to ascertain if they are aware of any information that should have been disclosed to the market.

6.                                          At last, we clarify that CVM understands that, in the event of a leak of information or of an atypical variation in the securities issued by the company, the material fact shall be immediately disclosed, even if the information refers to transactions in negotiation (not concluded), initial discussions, viability studies or even the mere intent to carry out the transaction (OFFICIAL LETTER/CVM/SEP/Nº 02/2015).

7.                                          We inform that, for all legal purposes, non-compliance with the information request within one (1) business day will subject the Company, based on item II of article 9 of Federal Law 6,385/1976, and article 7, combined with article 9 of CVM Instruction 452/2007, to a fine of one thousand reais (R$ 1,000.00).

                        Sincerely,

NILZA MARIA DE OLIVEIRA

Company Oversight Department 1

JUR_SP - 21279038v2 1453025.288041

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 7, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer